
Mail Stop 3561

April 11, 2017

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
4020 Kidron Road, Suite 4
Lakeland, FL 33811

> **Re: Coda Octopus Group, Inc.**
> **Form 10-12G**
> **Filed February 17, 2017**
> **File No. 000-52815**

Dear Ms. Gayle:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ J. Nolan McWilliams

                    J. Nolan McWilliams
                    Attorney-Advisor
                    Office of Transportation and Leisure